Pillsbury Winthrop Shaw Pittman LLP

2550 Hanover Street  |  Palo Alto, CA  94304-1115  |  tel 650.233.4500  |  fax 650.233.4545

Gabriella A. Lombardi

tel 650.233.4670

gabriella.lombardi@pillsburylaw.com

October 23, 2013

VIA EDGAR SUBMISSION

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention:  John Reynolds, Assistant Director

Re:                             Veracyte, Inc.

Registration Statement on Form S-1 (the “Registration Statement”)

Commission File No. 333-191282

Ladies and Gentlemen:

Veracyte, Inc. (the “Registrant”) hereby supplementally provides for review by the staff of the Division of Corporation Finance of the Securities and Exchange Commission (the “Staff”) draft disclosure of the Use of Proceeds section of the Registration Statement.  This draft disclosure is being provided to assist the Staff in finalizing its review of the above-referenced Registration Statement and in response to the letter from the Staff dated October 18, 2013.  The draft disclosure is included in its entirety below, and attached, for the convenience of the Staff, is a marked version showing the changes made to the disclosure contained in Amendment No. 3 to the Registration Statement.

USE OF PROCEEDS

We estimate that the net proceeds from the sale of shares of our common stock in this offering will be approximately $58.7 million, based on an assumed initial public offering price of $14.00 per share, the midpoint of the price range set forth on the cover page of this prospectus, and after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us. If the underwriters’ over-allotment option to purchase additional shares from us is exercised in full, we estimate that our net proceeds will be approximately $67.9 million. A $1.00 increase (decrease) in the assumed initial public offering price of $14.00 per share, the midpoint of the price range set forth on the cover page of this prospectus, would increase (decrease) the estimated net proceeds to us by $4.4 million, assuming that the number of shares offered by us as set forth on the cover page of this prospectus remains the same and after deducting the estimated underwriting discounts and

Securities and Exchange Commission

October 23, 2013

commissions and estimated offering expenses payable by us. We may also increase or decrease the number of shares we are offering. An increase (decrease) of 1.0 million shares in the number of shares offered by us would increase (decrease) the net proceeds to us by $13.0 million, assuming a price of $14.00 per share, the midpoint of the price range set forth on the cover page of this prospectus, and after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us.

The principal purposes of this offering are to obtain additional capital to support our operations, establish a public market for our common stock and to facilitate our future access to the public capital markets. We currently intend to use the net proceeds from this offering as follows:

•                  approximately $20.0 million for selling and marketing activities, including expansion of our sales force to support the ongoing commercialization of our current products and future products;

•                  approximately $20.0 million for research and development, including medical and clinical costs, related to the continued support of Afirma as well as the development of our product pipeline; and

•                  the remainder for general and administrative expenses (including compensation of our officers and directors and other personnel-related costs and costs of operating as a public company), and for working capital and other general corporate purposes.

The expected use of the net proceeds from this offering represents our intentions based upon our current plans and business conditions, which could change in the future as our plans and business conditions evolve. As of the date of this prospectus, we cannot specify with certainty all of the particular uses for the net proceeds to be received upon the closing of this offering. We will have broad discretion in the way that we use the net proceeds and investors will be relying on our judgment regarding the application of the net proceeds of this offering. The amounts and timing of our actual expenditures depend on numerous factors, including the following: the timing and amount of our cash receipts from the sale of Afirma; the timing and amount of our expenses related to the sale of Afirma, including the payments we are required to make as a result of our co-promotion agreement and costs related to geographical expansion of our sales efforts; the completion or termination of our clinical trials and other studies and the results of such trials or studies; costs related to sample acquisition for clinical trials; the progress of our preclinical research efforts; changes in the level of FDA regulation applicable to Afirma or future tests we may develop, and costs of compliance with regulation of Afirma outside of the United States; identification of opportunities to acquire businesses or assets or license technologies that we believe are in the best interests of our stockholders; or other unforeseen cash needs.

Securities and Exchange Commission

October 23, 2013

Depending on the outcome of these factors, our plans and priorities may change, and we may be required to apply the net proceeds of this offering differently than we currently anticipate, and it may be necessary to allocate more or less of the net proceeds to the categories described above. We do not expect that we will decrease our estimated allocations to research and development or selling and marketing to fund potential acquisitions or for general and administrative expenses if doing so would have an adverse effect on the financial resources we believe will be necessary for us to pursue our business goals.

Alternative uses for the net proceeds include:

•                  increased allocation to research and development in the event we decide to focus our efforts on new disease indications, new products or the acceleration of the development of products in our pipeline, or that we are required to conduct additional clinical trials or other research and development activities in response to changes in FDA regulations applicable to Afirma or other tests we may develop, or regulations related to selling Afirma outside of the United States;

•                  decreased allocation to research and development in the event we abandon or are unable to continue any of our current research and development activities, trials or studies, or complete current research and development activities and elect not to begin new research and development efforts;

•                  increased allocation to selling and marketing to drive increased adoption of Afirma, accelerate our international expansion efforts or to address unanticipated challenges in connection with our international expansion, or in order to comply with payment obligations under our co-promotion agreement;

•                  decreased allocation to selling and marketing in the event we decide to forego, scale-back or delay our expansion into international markets, or decide not to increase our internal selling and marketing efforts;

•                  increased allocation to general and administrative in the event we increase our billing and collections and customer service capabilities to address increased adoption of and reimbursement for Afirma; and

•                  increased allocation to research and development or selling and marketing, as applicable, in the event we license complementary technologies or acquire complementary businesses or other assets, although we have no current commitments, understandings or agreements with respect to any material acquisition or license.

Securities and Exchange Commission

October 23, 2013

Pending their use, we plan to invest the net proceeds in short- and intermediate-term, interest-bearing obligations, investment-grade instruments, certificates of deposit or direct or guaranteed obligations of the U.S. government.

As the Registrant’s roadshow is underway, we would appreciate it if the Staff would let us know if it has any questions at its earliest convenience.  You may contact the undersigned at (650) 233-4670 or Stanton D. Wong at (415) 983-1790.

Very truly yours,

/s/ Gabriella A. Lombardi

Gabriella A. Lombardi

cc:	Veracyte, Inc.
Bonnie H. Anderson
Shelly D. Guyer

Simpson Thacher & Bartlett LLP
William H. Hinman
Jean Y. Park

Pillsbury Winthrop Shaw Pittman LLP
Stanton D. Wong
Christina F. Pearson